Via Edgar Correspondence

October 25, 2024

Attn: Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C., 20549

Re: GivBux, Inc. Form 10-12(g) Amendment No. 2

To Whom it May Concern:

In connection with the recently filed Form 10-12(g) (“Form 10”) by GivBux, Inc., (the “Company”) and the Company’s forthcoming second amendment, the Company wants the Securities and Exchange Commission (the “Commission”) to know that our CEO Umesh Singh is in the hospital experiencing a medical distress and will be unavailable for the time being.

Therefore, I will be stepping in for him. Mr. Singh has expressed to us that he wishes for us to continue with the amendment process and approves of my correspondence and signature for these matters, but due to his condition cannot sign any documents, for the time being. Should the Commission have any further questions or concerns regarding this matter, please let us know.

We will provide further details on Mr. Singh’s medical condition as details become available and to the extent they are relevant hereto.

Sincerely,

/s/ Robert Thompson
Robert “Bob” Thompson
Member of the Board of Directors